SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
February 7, 2005



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

326,900

8. SHARED VOTING POWER

25,000

9. SOLE DISPOSITIVE POWER

812,200_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

812,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.05%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

164,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

164,900_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

164,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.63%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment #2 to the Schedule 13d filed on September 7, 2004.Except as specifically set forth herein, the
Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have sent the attached letter (Exhibit 1) to the Board of Directors.


Item 7 is amended as follows
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.Letter to Board of Directors

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos


Exhibit 1. Letter to Board of Directors


Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-525

oplp@optonline.net

James Earnest Riddle, Lead Director
Airnet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

Dear Mr. Riddle:

We have read your response dated January 19, 2005 to our letter of January 10, 2005 in which you state that (1) the board declines to take a position at this time on whether to replace Mr. Biggerstaff as CEO and (2) one or more directors would be willing to meet "to hear your point of view." Even though we think we have already expressed our "point of view" in no uncertain terms -- Mr. Biggerstaff must be replaced as CEO -- we are willing to have a dialogue with any or all of the independent directors on what the board should do to maximize long-term shareholder value. Furthermore, we believe it would be productive to invite other large shareholders to participate in such a meeting. If it is not practical to have a meeting in person, perhaps it could be done via telephonic conference call. Please let us know what you think about this and we can then proceed to schedule a meeting.

We want to be perfectly clear and state that we believe that Mr. Biggerstaff, who has been publicly quoted as stating that AirNet's future is "a guessing game," must be replaced as soon as possible by someone with a coherent plan to maximize shareholder value. Since the board is not yet willing to commit to take that action, we are compelled to give notice pursuant to section 2.04 of AirNet's code of regulations that we intend to nominate the persons listed below for election as directors at the 2005 annual meeting of shareholders. We continue to hope that a proxy contest will not be necessary but unless the board takes meaningful action soon, it appears to be inevitable. We strongly suggest the board canvass the larger shareholders of AirNet to confirm our belief that unless the board acts now to remove Mr. Biggerstaff, it would have very little support in a proxy contest.

Gerald Hellerman (67), 10965 Eight Bells Lane, Columbia, MD 21044 Principal of Hellerman Associates, a financial and corporate consulting firm since 1993 ; director of The Mexico Equity and Income Fund; director and President of Innovative Clinical Solutions, Ltd., director of Frank's Nursery & Crafts, director of MVC Capital; director of Brantley Capital Corporation. Mr. Hellerman is presently serving as Manager-Investment Advisor for a U.S. Department of Justice Settlement Trust. Mr. Hellerman has served as a Trustee or Director of Third Avenue Value Trust, a Trustee of Third Avenue Variable Series Trust, and a Director of Clemente Strategic Value Fund.

Phillip Goldstein (60), 60 Heritage Drive, Pleasantville, NY
10570
Investment advisor to Opportunity Partners L.P., an activist-oriented private investment fund, and other clients since 1992. Mr. Goldstein has been a director of Brantley Capital Corporation since 2002 and of The Mexico Equity and Income Fund since 1999.

Andrew Dakos (38), 43 Waterford Drive, Montville, NJ 07045
Mr. Dakos has been President of Elmhurst Capital, Inc., an investment advisory firm, since 2000. Mr. Dakos has also been a Managing Member of the general partner of Full Value Partners L.P., an investment partnership, since 2001. In addition, Mr. Dakos is President & CEO of UVitec Printing Ink Inc., a manufacturing firm. Mr. Dakos also currently serves as Director and Chairman of the Audit Committee of The Mexico Equity and Income Fund Inc., a publicly traded company.

Tony C. Canonie (58), 225 North Broadway, Suite One, South Haven,
MI  49090
Chief Executive Officer of Canonie Ventures, Inc., a venture capital and management advisory services firm, a position he has held since 1990. He was an 18 year member and former Chapter Chairman of the Young President's Organization, and is a member of the World President's Organization. Mr. Canonie was a member of AirNet System's Board of directors from 1996 until 1999, and was a member of the audit and compensation committees.

Eric P. Roy (49), 6750 A-2 Avery-Muirfield Dr., Dublin, OH 43017 President of Roy Financial Services, LLC, a consulting firm providing senior management and board level advisory services for small businesses. He is an active angel investor in the Central Ohio area, and is currently a member of the Advisory Boards of several closely held corporations. Mr. Roy was the Chief Financial Officer of AirNet Systems from 1986 until 1998, its Executive Vice President from 1991 until 1998, and a member of AirNet's Board of Directors from 1994 until 1998.

Mr. Dakos owns 3,500 shares and I own 25,000 shares jointly with my wife. None of the other nominees owns any shares. Opportunity Partners owns of record one share and 326,899 shares in street name. A representative of Opportunity Partners will appear in person or by proxy at the annual meeting to nominate
the above persons.   Mr. Dakos has voting and/or disposal
authority for an additional 188,400 shares that are beneficially owned by his clients and I have voting and/or disposal authority for an additional 475,100 shares that are beneficially owned by my clients (excluding Opportunity Partners). There are no definitive arrangements or understandings between any of our nominees and Opportunity Partners or its affiliates except that Mr. Dakos and I have discussed with Mr. Roy the possibility of him participating in AirNet's future in some way including being named as CEO. The required consents of each nominee are enclosed.

Please advise us immediately if this notice is deficient in any way so that we can promptly cure any deficiency.

To reiterate what we said in our previous letter, we would prefer that the board take a proactive approach to resolve this matter so that a proxy contest can be avoided. However, a satisfactory resolution of our differences, which would include agreeing on a new CEO and providing for representation on the board by major shareholders, must be reached soon. Otherwise, we would have to seek to replace the entire board. Because of the urgency of this matter, we are sending this letter to you via email. We would appreciate a prompt response.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                         Kimball & Winthrop, Inc.
General Partner